UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SPLUNK INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

848637104

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Corporate Investors X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Investors X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings 2 GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings 2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on March 4, 2022, as amended by Amendment No. 1 filed on April 4, 2022 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Splunk Inc., a Delaware corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 1 to Schedule 13D, Shadowfax Holdings purchased the 890,625 additional shares of Common Stock reported herein for a total purchase price of approximately $81,947,094.42 (excluding commissions). The source of funds for such purchases were from capital contributions from its investors.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 7, 2022, Hellman & Friedman Advisors LLC (“H&F”) entered into a letter agreement with the Issuer in connection with being provided certain non-public information by the Issuer for the purposes of evaluating its investment in the Issuer and enabling H&F to provide its perspectives and insights on the Company’s business, strategy and finances to the Issuer (the “Letter Agreement”), pursuant to which, among other things, H&F agreed that it and its affiliates will (i) abide by certain customary standstill restrictions for a minimum of six months following execution of the Letter Agreement, (ii) vote all beneficially owned securities of the Issuer as recommended by the board of directors of the Issuer in certain circumstances and (iii) abide by certain trading policies and windows of the Issuer. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit B and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Persons beneficially own an aggregate of 12,799,822 shares of Common Stock, of which 11,909,197 are held by Shadowfax Holdings 2 and 890,625 are held by Shadowfax Holdings, for an aggregate beneficial ownership of approximately 7.9% of the Common Stock outstanding, based on 162.7 million shares of Common Stock outstanding as of August 18, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 25, 2022.

Each of H&F X (as the general partner of H&F Investors X), H&F Investors X (as the general partner of HFCP X), HFCP X (as the managing member of Shadowfax Holdings GP), Shadowfax Holdings GP (as the general partner of Shadowfax Holdings), Shadowfax Holdings (as the sole member of Shadowfax Holdings 2 GP) and Shadowfax Holdings 2 GP (as the general partner of Shadowfax Holdings 2) may also be deemed to beneficially own some or all of the shares of Common Stock reported herein.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

(c) There have been no transactions by the Reporting Persons in the shares of Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

B.	Letter Agreement, dated as of September 7, 2022, by and between Hellman & Friedman Advisors LLC and Splunk Inc.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2022

H&F CORPORATE INVESTORS X, LTD.

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS X, L.P.

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS X, L.P.

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS GP, LLC

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS, L.P.

By:	H&F Shadowfax Holdings GP, LLC
Its:	General Partner

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS 2 GP, LLC

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

H&F SHADOWFAX HOLDINGS 2, L.P.

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

[Schedule 13D Signature Page]